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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             Metron Technology N.V.
                             ----------------------
                                (Name of Issuer)

                   Common Shares, par value NLG 0.96 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    N5665B105
                                  -------------
                                 (CUSIP Number)

                                 March 13, 2001
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / /     Rule 13d-1(b)

          / /     Rule 13d-1(c)

          /X/     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 ---------------------------
 CUSIP NO. N5665B105               13G
 ---------------------------

---------- -------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)\ Entegris, Inc. 41-1941551
---------- -------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)
           (b)
---------- -------------------------------------------------------------------
 3         SEC USE ONLY

---------- -------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION
           Minnesota
---------- -------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF               1,585,376*
         SHARES        ----- -------------------------------------------------
      BENEFICIALLY       6     SHARED VOTING POWER
        OWNED BY               0
          EACH         ----- -------------------------------------------------
       REPORTING         7     SOLE DISPOSITIVE POWER
         PERSON                1,585,376*
          WITH:        ----- -------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                               0
---------- ------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,585,376*
---------- -------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

---------- -------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.4%
---------- -------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON
           CO
---------- -------------------------------------------------------------------

* Includes 19,689 shares issuable to James Dauwalter, President of Entegris, Inc. ("Entegris"), pursuant to options exercisable within 60 days of March 13, 2001. Pursuant to an agreement between Mr. Dauwalter and Entegris, Mr. Dauwalter assigned ownership rights to all shares issuable upon exercise of such options to Entegris.

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ITEM 1.

     (a)  NAME OF ISSUER
          Metron Technology N.V.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES 1350 Old Bayshore Highway, Suite 210 Burlingame, CA 94010

ITEM 2.

     (a)  NAME OF PERSON FILING
          Entegris, Inc.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 3500 Lyman Boulevard
          Chaska, MN 55318

     (c)  CITIZENSHIP
          Minnesota

     (d)  TITLE OF CLASS OF SECURITIES
          Common Shares, par value NLG 0.96 per share

     (e)  CUSIP NUMBER
          N5665B105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECITONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
          Not applicable.

ITEM 4. OWNERSHIP

     (a)  AMOUNT BENEFICIALLY OWNED:
          1,585,376 shares, including 1,565,687 shares held directly by Entegris and 19,689 shares issuable to James Dauwalter, President of Entegris, Inc. ("Entegris"), pursuant to options exercisable within 60 days of March 13, 2001. Pursuant to an agreement between Mr. Dauwalter and Entegris, Mr. Dauwalter assigned ownership rights to all shares issuable upon exercise of such options to Entegris. This amendment reflects the decrease of 1,125,000 shares held by Entegris following the delivery of such shares to Metron as part of the consideration associated with the termination of a distribution agreement under the terms of a January 8, 2001 agreement between Metron and Entegris.

     (b)  PERCENT OF CLASS: 12.4%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   Sole power to vote or to direct the vote: 1,585,376
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 1,585,376
          (iv)  Shared power to dispose or to direct the disposition of: 0

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP
         Not applicable.

ITEM 10. CERTIFICATION
         Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: May 15, 2001

                                       ENTEGRIS, INC.

                                       By: /s/ JOHN D. VILLAS
                                           -------------------------------------
                                           John D. Villas
                                           Executive Vice President and Chief
                                           Financial Officer


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